FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 18, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


17 October 2005     Abacus Corporate Trustee Limited, as trustee of the
                    GlaxoSmithKline (US) Trust, ("the GSK US Trust"), sold 7,038
                    ADR Shares in the Company to participants in the GlaxoSmithKline Restricted Share Plan.

                    Abacus Corporate Trustee Limited, as trustee of the GSK US Trust, transferred 14,872 ADR Shares to participants in the GlaxoSmithKline Restricted Share Plan.


The Company was advised of these transactions on 18 October 2005.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr T Yamada are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell,
Company Secretary

18 October 2005




SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 18, 2005                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc